Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes (i) Harris website pages providing information on the merger of BMO and M&I, (ii) Harris website pages providing information on the merger for clients of Harris Investor Services, (iii) an @Work article discussing the merger and (iv) customer facing FAQs in connection with the merger, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy

Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Contact Harris A list of contacts to help you find what you’re looking for. Q&A Customer Mailings Will my bank account Online Security Change in Terms number(s) stay the same? We’re committed to protecting information about you. Have a question? We’ve put together some Q&A to Q&A help you find the answers you’re looking for. Customer Mailings We have a number of General Q&As that cover Change in Terms some of the big questions. The rest are grouped according to the type of banking you do: Personal Banking Q&A Small Business Banking Customer Mailings Commercial Banking Change in Terms Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC An Ongoing Commitment to Our Communities Contact Harris Harris, M&I and BMO Financial Group all share a long tradition of support for the communities we serve — through economic A list of contacts to help you find development programs, financial and in-kind contributions and the time and energy volunteered by our teams. Our commitment what you’re looking for. will remain strong and through our involvement and investment we’ll continue to make our communities a better place. Click on the links below to learn more. Harris in the Community Online Security BMO Corporate Responsibility We’re committed to protecting information about you. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Information for Shareholders and Investors Contact Harris In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a A list of contacts to help you find Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents what you’re looking for. concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). Online Security You can also obtain these documents, free of charge, from BMO.com’s “Frequently Accessed Documents”, from BMO Investor We’re committed to protecting Relations at investor.relations@bmo.com or (416) 867-6642, from MICorp.com’s “SEC Filings”, or from M&I at (414) 765-7814. information about you. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Contact Harris | Harris-M&I merger information

HARRIS
BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

Contact Harris

If you have questions regarding the pending acquisition, contact your Harris Banker, stop by your local branch or call us at 1 (888) 340-BANK (2265).
Mon - Fri from 7:00 a.m. -10:00 p.m. (CT), and Sat and Sun from 8:00 a.m. – 5:00 p.m. (CT), or visit us online at harrisbank.com.

For email inquiries, please send your message to marketing.integration@harrisbank.com.

Personal Banking

For account specific questions:
Call us at **1 (888) 340-BANK (2265)** (1-847-238-2265 from outside the United States)
Mon - Fri 7:00 a.m. – 10:00 p.m. (CT); Sat - Sun 8:00 a.m. – 5:00 p.m. (CT)

For information about new products and services:
Call us at **1 (800) 546-6101** Mon - Fri 7:00 a.m. – 7:00 p.m. (CT); Sat - Sun 8:00 a.m. – 5:00 p.m. (CT)

Business Banking

For information on Small Business Banking Services:
Call us at 1 **(888) 489-BANK (2265)** Mon - Fri 7:00 a.m. - 5:30 p.m. (CT)

Commercial Banking

Contact your Harris Commercial Banker. For a listing of Harris Commercial Bankers, click here.

Wealth Management

Contact your Harris Private Bank professional

For information on Private Bank Services:
Call **1 (888) 340-2265** Mon - Fri 7:00 a.m. – 10:00 p.m. (CT); Sat - Sun 8:00 a.m. – 5:00 p.m. (CT)

Investments

Contact your Harris Investor Services Financial Professional or Contact Harris Investor Services at **1 (877) 225-3863**
Mon - Fri (excluding holidays) from 8:00 a.m. to 5:00 p.m. (CT)

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | Cautionary Statement Regarding Forward-Looking Information | Additional Information for Shareholders

Harris® is a trade name used by Harris N.A. and its affiliates. Member FDIC.
Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharris_welcome/contact.html[04/29/2011 7:35:01 AM]

Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Preventing Fraud Together Contact Harris Protecting your personal and business information is a commitment we take very seriously and it is something we all need to be A list of contacts to help you find especially vigilant about during this time of transition. what you’re looking for. When it comes to communicating sensitive information to you, it is business as usual. That means that neither Harris nor BMO will solicit confidential information from you via e-mail, text message or phone. If you receive a request of this nature that appears to be from Harris or BMO, please notify us immediately by e-mailing harris.phish@harrisbank.com Online Security Visit our online security center to learn more. We’re committed to protecting To help prevent fraud we are providing you with a complete online listing of all our recent mailings to customers regarding the information about you. transition. If you receive a mailing that seems to be from Harris or BMO and you want to confirm that it is valid, check these lists at the links below. If you don’t find it here, notify us immediately by phone at 1-888-340-2265. We will update the lists as new mailings are sent. Mailings to Personal Banking Customers Mailings to Small Business Banking Customers Mailings to Commercial Banking Customers Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A., and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

About the Merger | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

Harris and M&I are Planning to Come Together

On December 17, 2010, BMO Financial Group[1], the parent company of Harris Financial Corp., (Harris) announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I).

The transaction is subject to customary closing conditions including regulatory approval and M&I shareholder approval. We expect the closing to be completed on or before July 31, 2011. We will let you know when the transaction has closed by posting a notice on harrisbank.com, placing a sign in our branches or publishing a notice in newspapers.

After the transaction closes, Harris and M&I will be headquartered in the Midwest, providing significant benefits for the customers, communities and businesses we serve. The new legal name of our combined bank will be **BMO Harris Bank National Association**[2]. Following the merger, you will begin to see the name BMO Harris Bank N.A. on your Harris correspondence and forms.

In the coming months, it's business as usual. You should continue to bank with Harris just as you do today – at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and other services you use today.

What You Can Expect When We Combine

A smooth transition: Expect a great customer experience, as always. We'll keep you informed of changes along the way, including new services and benefits.

Harris customers will have convenient access to an expanded network of over 1,380 ATMs. You'll be able to withdraw cash and check your balances at M&I ATMs without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee. You'll find M&I branded ATMs in Florida, Arizona, Indiana, Kansas, Minnesota, Missouri, Nevada, Illinois and throughout Wisconsin.

The best of both organizations: We will reflect what is truly best about Harris, M&I and BMO Financial Group – from expert wealth management, to business and commercial banking, to the best online services and more. Together, we have a true commitment to serve your financial needs better than anyone else.

1. Bank of Montreal and its affiliates are known as BMO Financial Group.
2. At the time Bank of Montreal acquires Marshall & Ilsley Corporation, certain bank mergers are expected to occur. M&I Marshall & Ilsley Bank, M&I Bank N.A. (successor to M&I Bank FSB), and The Harris Bank N.A. plan to merge into Harris N.A. At the time of these mergers, Harris National Association will change its name to BMO Harris Bank National Association.

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | Cautionary Statement Regarding Forward-Looking Information | Additional Information for Shareholders

Harris® is a trade name used by Harris N.A. and its affiliates. Member FDIC.

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharris_welcome/about-merger.html[04/29/2011 7:31:11 AM]

About BMO Financial Group | Harris-M&I merger information

HARRIS
BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than 7 million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with nearly 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Learn more about BMO Financial Group in the About Us section of bmo.com.

BMO Financial Group

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | Cautionary Statement Regarding Forward-Looking Information | Additional Information for Shareholders

Harris® is a trade name used by Harris N.A. and its affiliates. Member FDIC.
Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharris_welcome/about-bmo.html[04/29/2011 7:31:38 AM]

About M&I | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC About M&I Contact Harris Founded in 1847, Marshall & Ilsley Bank (M&I) is the largest Wisconsin-based bank, with 188 offices throughout the state, and A list of contacts to help you find a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized what you’re looking for. for its commitment to its customers and communities, and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs. Online Security We’re committed to protecting information about you. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

General Q&A | Harris-M&I merger information

HARRIS.
BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

▼General | ►Personal Banking | ►Small Business Banking | ►Commercial Banking

General Q&A

We know you have questions. You'll find many answers here.
If you need additional information, contact us.

Q: What is changing? Who is BMO Harris Bank N.A.?

A: On Friday, December 17, 2010 BMO Financial Group* announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval.

Q: When will these changes take place?

A: After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.

After the transaction closes, you will continue to see our existing brand names and logos – Harris and M&I – until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.

Q: Who is BMO Financial Group?

A: Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
You can find additional information about BMO on bmo.com.

Q: Who is M&I Marshall & Ilsley Corporation?

A: Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.

Q: Why did you send me this letter?

A: Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.'s name to BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris Private Bank trust and investment clients will also receive a notice of the merger and name change.

Q: I received more than one letter. Why?

A :We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-general.html[04/29/2011 7:32:26 AM]

General Q&A | Harris-M&I merger information M&I, you will receive a mailing from both banks. Q: What does this mean for me today? A: You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today. Q: What do I need to do? A: You do not need to do anything at this point. It is business-as-usual. Q: When will I begin to see the new BMO Harris Bank brand name and new logo? A: After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: What does this mean for the bank’s community support? A: Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place. Q: Who can I contact with questions? A: You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at: Harris Call Centre: 1-888-340-2265 General Banking Q: Can I continue to bank at the same branches and ATMs? A: Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online. Q: As a Harris customer, can I use M&I ATMs? A: You should continue to bank where and how you do today — in your local branch, over the telephone and online. After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin. Q: Can I continue to bank at the same location and with the same banker/relationship manager? A: Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently. Q: Will my bank account number(s) stay the same? A: Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance. Q: Will the Routing Number stay the same? A: Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts. Q: Can I continue to use my checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker. Q: Will my direct deposits and automatic payments continue? A: Yes. Your account and specific direct deposits and automatic payments will be processed as they are today. If and when changes are made, we will communicate that to you in advance. Q: Will my fees or service charges change? A: It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made that affect fees or service charges, we will communicate that to you in advance. Q: When will the integration of operations and systems occur? A: Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless t ransition for you. https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-general.html[04/29/2011 7:32:26 AM]

General Q&A | Harris-M&I merger information Q: What new services will the combined bank offer me/my company? A: As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive geographic footprint and the full breadth of services spanning from east to west. Online Banking Q: How will my online products and services be impacted? Will my day-to-day activities be interrupted? A: Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice. Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com. Q: Will my online products and services look and operate the same? A: Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated. Safe Deposit Boxes Q: Will my safe deposit box be changing? A: No. At this time, there will be no changes to safe deposit boxes other than as previously announced. FDIC Insurance Q: What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage? A: When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary. Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information. Commercial Banking &Treasury Management Services Q: What changes are happening for my Commercial accounts? A: Harris is sending a letter regarding the M&I acquisition to our Commercial deposit account customers which includes an Important Notice and Change in Terms (CIT) to their deposit and cash management agreements and notice of the change of Harris N.A.’s name to BMO Harris Bank N.A., all of which will be effective immediately after the merger. Q: Is anything changing about my account numbers, products or fees? A: Account numbers, products and fees will not change when the transaction closes. If and when changes are made that affect your account numbers, products, or fees, we will communicate that to you in advance. Loans/Line of Credit/Mortgages Q: Will there be any changes to my loan or line of credit? A: No. The s ame terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments. Q: Will mortgage statements change? A: Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan payments. Q: May I continue to use my line of credit advance checks? https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-general.html[04/29/2011 7:32:26 AM]

General Q&A | Harris-M&I merger information A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker. Q: May I continue to use my loan coupon book? A: Yes, existing loan coupons may be used and there is no change to the mailing address or account number. Credit Cards, Debit Cards and Payroll Cards Q: Can I continue to use my existing credit cards, debit cards and payroll cards? A: Yes. Please continue to use your credit cards, debit cards(s) and payroll cards as before. Q: What happens to my Harris Everyday Benefits points? A: There will be no changes to your points at this time. Q:Will I receive a new Corporate Credit Card? A: No. You can continue to use your current Corporate Credit Card. Wealth Management Q: Will my private banker or other contacts change? A: No. Please continue to visit our locations and work with our wealth professionals as you do today. *Bank of Montreal and its affiliates are known as BMO Financial Group. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas coul d have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Additional Information for Shareholders In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-general.html[04/29/2011 7:32:26 AM]

General Q&A | Harris-M&I merger information information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites. https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-general.html[04/29/2011 7:32:26 AM]

Q&A for Personal Banking Customers | Harris-M&I merger information

HARRIS
BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Print this page

Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

▶General | ▼Personal Banking | ▶Small Business Banking | ▶Commercial Banking

Contact Harris
A list of contacts to help you find what you're looking for.

Online Security
We're committed to protecting information about you.

Q&A for Personal Banking Customers

Q: What is changing? Who is BMO Harris Bank N.A.?

A: On Friday, December 17, 2010 BMO Financial Group* announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval.

Q: When will these changes take place?

A: After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.

After the transaction closes, you will continue to see our existing brand names and logos – Harris and M&I – until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.

Q: Who is BMO Financial Group?

A: Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
You can find additional information about BMO on bmo.com.

Q: Who is M&I Marshall & Ilsley Corporation?

A: Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.

Q: Why did you send me this letter?

A: Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.'s name to BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris Private Bank trust and investment clients will also receive a notice of the merger and name change.

Q: I received more than one letter. Why?

A :We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and M&I, you will receive a mailing from both banks.

Q: What does this mean for me today?

https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-personal.html[04/29/2011 7:37:51 AM]

Q&A for Personal Banking Customers | Harris-M&I merger information A: You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today. Q: What do I need to do? A: You do not need to do anything at this point. It is business-as-usual. Q: When will I begin to see the new BMO Harris Bank brand name and new logo? A: After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: What does this mean for the bank’s community support? A: Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place. Q: Who can I contact with questions? A: You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at: Harris Call Centre: 1-888-340-2265 General Banking Q: Can I continue to bank at the same branches and ATMs? A: Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online. Q: As a Harris customer, can I use M&I ATMs? A: You should continue to bank where and how you do today — in your local branch, over the telephone and online. After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin. Q: Can I continue to bank at the same location and with the same banker/relationship manager? A: Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently. Q: Will my bank account number(s) stay the same? A: Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance. Q: Will the Routing Number stay the same? A: Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts. Q: Can I continue to use my checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker. Q: Will my direct deposits and automatic payments continue? A: Yes. Your account and specific direct deposits and automatic payments will be processed as they are today. If and when changes are made, we will communicate that to you in advance. Q: Will my fees or service charges change? A: It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made that affect fees or service charges, we will communicate that to you in advance. Q: When will the integration of operations and systems occur? A: Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless transition for you. Q: What new services will the combined bank offer me/my company? A: As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-personal.html[04/29/2011 7:37:51 AM]

Q&A for Personal Banking Customers | Harris-M&I merger information geographic footprint and the full breadth of services spanning from east to west. Online Banking Q: How will my online products and services be impacted? Will my day-to-day activities be interrupted? A: Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice. Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com. Q: Will my online products and services look and operate the same? A: Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated. Safe Deposit Boxes Q: Will my safe deposit box be changing? A: No. At this time, there will be no changes to safe deposit boxes other than as previously announced. FDIC Insurance Q: What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage? A: When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary. Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information. Loans/Line of Credit/Mortgages Q: Will there be any changes to my loan or line of credit? A: No. The same terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments. Q: Will mortgage statements change? A: Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan payments. Q: May I continue to use my line of credit advance checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker. Q: May I continue to use my loan coupon book? A: Yes, existing loan coupons may be used and there is no change to the mailing address or account number. Credit Cards, Debit Cards and Payroll Cards Q: Can I continue to use my existing credit cards, debit cards and payroll cards? A: Yes. Please continue to use your credit cards, debit c ards(s) and payroll cards as before. Q: What happens to my Harris Everyday Benefits points? A: There will be no changes to your points at this time. Q: Will I receive a new Corporate Credit Card? https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-personal.html[04/29/2011 7:37:51 AM]

Q&A for Personal Banking Customers | Harris-M&I merger information A: No. You can continue to use your current Corporate Credit Card. *Bank of Montreal and its affiliates are known as BMO Financial Group. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Additional Information for Shareholders In connection with the proposed merger transaction, BMO has filed with the Securities and Exc hange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-personal.html[04/29/2011 7:37:51 AM]

Q&A for Personal Banking Customers | Harris-M&I merger information Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Q&A for Small Business Banking Customers | Harris-M&I merger information

HARRIS

BMO | A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Print this page

Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

▶General | ▶Personal Banking | ▼Small Business Banking | ▶Commercial Banking

Q&A for Small Business Banking Customers

Q: What is changing? Who is BMO Harris Bank N.A.?

A: On Friday, December 17, 2010 BMO Financial Group® announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval.

Q: When will these changes take place?

A: After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.

After the transaction closes, you will continue to see our existing brand names and logos – Harris and M&I – until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.

Q: Who is BMO Financial Group?

A: Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
You can find additional information about BMO on bmo.com.

Q: Who is M&I Marshall & Ilsley Corporation?

A: Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.

Q: Why did you send me this letter?

A: Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.'s name to BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris Private Bank trust and investment clients will also receive a notice of the merger and name change.

Q: I received more than one letter. Why?

A :We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and M&I, you will receive a mailing from both banks.

Q: What does this mean for me today?

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-small-business.html[04/29/2011 7:38:23 AM]

Q&A for Small Business Banking Customers | Harris-M&I merger information A: You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today. Q: What do I need to do? A: You do not need to do anything at this point. It is business-as-usual. Q: When will I begin to see the new BMO Harris Bank brand name and new logo? A: After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: What does this mean for the bank’s community support? A: Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place. Q: Who can I contact with questions? A: You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at: Harris Call Centre: 1-888-340-2265 General Banking Q: Can I continue to bank at the same branches and ATMs? A: Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online. Q: As a Harris customer, can I use M&I ATMs? A: You should continue to bank where and how you do today — in your local branch, over the telephone and online. After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin. Q: Can I continue to bank at the same location and with the same banker/relationship manager? A: Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently. Q: Will my bank account number(s) stay the same? A: Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance. Q: Will the Routing Number stay the same? A: Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts. Q: Can I continue to use my checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker. Q: Will my direct deposits and automatic payments continue? A: Yes. Your account and specific direct deposits and automatic payments will be processed as they are today. If and when changes are made, we will communicate that to you in advance. Q: Will my fees or service charges change? A: It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made that affect fees or service charges, we will communicate that to you in advance. Q: When will the integration of operations and systems occur? A: Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless transition for you. Q: What new services will the combined bank offer me/my company? A: As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-small-business.html[04/29/2011 7:38:23 AM]

Q&A for Small Business Banking Customers | Harris-M&I merger information geographic footprint and the full breadth of services spanning from east to west. Online Banking Q: How will my online products and services be impacted? Will my day-to-day activities be interrupted? A: Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice. Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com. Q: Will my online products and services look and operate the same? A: Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated. Safe Deposit Boxes Q: Will my safe deposit box be changing? A: No. At this time, there will be no changes to safe deposit boxes other than as previously announced. FDIC Insurance Q: What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage? A: When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary. Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information. Loans/Line of Credit/Mortgages Q: Will there be any changes to my loan or line of credit? A: No. The same terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments. Q: Will mortgage statements change? A: Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan payments. Q: May I continue to use my line of credit advance checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker. Q: May I continue to use my loan coupon book? A: Yes, existing loan coupons may be used and there is no change to the mailing address or account number. Credit Cards, Debit Cards and Payroll Cards Q: Can I continue to use my existing credit cards, debit cards and payroll cards? A: Yes. Please continue to use your credit ca rds, debit cards(s) and payroll cards as before. Q: What happens to my Harris Everyday Benefits points? A: There will be no changes to your points at this time. Q:Will I receive a new Corporate Credit Card? https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-small-business.html[04/29/2011 7:38:23 AM]

Q&A for Small Business Banking Customers | Harris-M&I merger information A: No. You can continue to use your current Corporate Credit Card. *Bank of Montreal and its affiliates are known as BMO Financial Group. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Additional Information for Shareholders In connection with the proposed merger transaction, BMO has filed with the Securities a nd Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration
Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-small-business.html[04/29/2011 7:38:23 AM]

Q&A for Small Business Banking Customers | Harris-M&I merger information Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Q&A for Commercial Banking Customers | Harris-M&I merger information

HARRIS
BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

▶General | ▶Personal Banking | ▶Small Business Banking | ▼Commercial Banking

Q&A for Commercial Banking Customers

Q: What changes are happening for my Commercial accounts?

A: Harris is sending a letter regarding the M&I acquisition to our Commercial deposit account customers which includes an Important Notice and Change in Terms (CIT) to their deposit and cash management agreements and notice of the change of Harris N.A.'s name to BMO Harris Bank N.A., all of which will be effective immediately after the merger.

Q: Is anything changing about my account numbers, products or fees?

A: Account numbers, products and fees will not change when the transaction closes. If and when changes are made that affect your account numbers, products, or fees, we will communicate that to you in advance.

Q: What is changing? Who is BMO Harris Bank N.A.?

A: On Friday, December 17, 2010 BMO Financial Group® announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval.

Q: When will these changes take place?

A: After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.

After the transaction closes, you will continue to see our existing brand names and logos – Harris and M&I – until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.

Q: Who is BMO Financial Group?

A: Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
You can find additional information about BMO on bmo.com.

Q: Who is M&I Marshall & Ilsley Corporation?

A: Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.

Q: Why did you send me this letter?

A: Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.'s name to

Contact Harris

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https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-commercial.html[04/29/2011 7:38:49 AM]

Q&A for Commercial Banking Customers | Harris-M&I merger information BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris Private Bank trust and investment clients will also receive a notice of the merger and name change. Q: I received more than one letter. Why? A :We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and M&I, you will receive a mailing from both banks. Q: What does this mean for me today? A: You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today. Q: What do I need to do? A: You do not need to do anything at this point. It is business-as-usual. Q: When will I begin to see the new BMO Harris Bank brand name and new logo? A: After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: What does this mean for the bank’s community support? A: Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place. Q: Who can I contact with questions? A: You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at: Harris Call Centre: 1-888-340-2265 General Banking Q: Can I continue to bank at the same branches and ATMs? A: Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online. Q: As a Harris customer, can I use M&I ATMs? A: You should continue to bank where and how you do today — in your local branch, over the telephone and online. After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin. Q: Can I continue to bank at the same location and with the same banker/relationship manager? A: Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently. Q: Will my bank account number(s) stay the same? A: Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance. Q: Will the Routing Number stay the same? A: Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts. Q: Can I continue to use my checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker. Q: Will my direct deposits and automatic payments continue? A: Yes. Your account and specific direct deposits and automatic payments will be processed as they are toda y. If and when changes are made, we will communicate that to you in advance. Q: Will my fees or service charges change? A: It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-commercial.html[04/29/2011 7:38:49 AM]

Q&A for Commercial Banking Customers | Harris-M&I merger information that affect fees or service charges, we will communicate that to you in advance. Q: When will the integration of operations and systems occur? A: Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless transition for you. Q: What new services will the combined bank offer me/my company? A: As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive geographic footprint and the full breadth of services spanning from east to west. Online Banking Q: How will my online products and services be impacted? Will my day-to-day activities be interrupted? A: Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice. Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com. Q: Will my online products and services look and operate the same? A: Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated. Safe Deposit Boxes Q: Will my safe deposit box be changing? A: No. At this time, there will be no changes to safe deposit boxes other than as previously announced. FDIC Insurance Q: What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage? A: When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary. Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information. Loans/Line of Credit/Mortgages Q: Will there be any changes to my loan or line of credit? A: No. The same terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments. Q: Will mortgage statements change? A: Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan pay ments. Q: May I continue to use my line of credit advance checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker. Q: May I continue to use my loan coupon book? A: Yes, existing loan coupons may be used and there is no change to the mailing address or account number. https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-commercial.html[04/29/2011 7:38:49 AM]

Q&A for Commercial Banking Customers | Harris-M&I merger information Credit Cards, Debit Cards and Payroll Cards Q: Can I continue to use my existing credit cards, debit cards and payroll cards? A: Yes. Please continue to use your credit cards, debit cards(s) and payroll cards as before. Q: What happens to my Harris Everyday Benefits points? A: There will be no changes to your points at this time. Q: Will I receive a new Corporate Credit Card? A: No. You can continue to use your current Corporate Credit Card. *Bank of Montreal and its affiliates are known as BMO Financial Group. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Additional Information for Shareholders In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO - Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from
M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive https://www4.harrisbank.com/vgn/bmoharris_welcome/qa-commercial.html[04/29/2011 7:38:49 AM]

Q&A for Commercial Banking Customers | Harris-M&I merger information officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Mailings to Personal Banking Customers | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Print this page

Welcome | About the Merger | About BMO | About M&I | Q&A | Customer Mailings | Change in Terms | FDIC

▼Personal Banking | ▶Small Business Banking | ▶Commercial Banking

Mailings to Personal Banking Customers

Mailing Date	Description
Personal Deposit Accounts	
April 29, 2011	Letter: Merger Announcement to Personal Banking Customers of Harris N.A. (PDF)
April 29, 2011	Brochure: Your Banking Relationship with Harris for Personal Banking Customers of Harris N.A. (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – Harris N.A. April 03, 2010 (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – Harris N.A. Sept 18, 2010 (PDF)
Health Savings Accounts	
April 29, 2011	Letter: Merger Announcement to Personal Banking Customers of Harris Bank HSA (PDF)
April 29, 2011	Brochure: Your Banking Relationship with Harris for Personal Banking Customers of Harris Bank HSA (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Master Agreement for Harris Health Savings Account and Harris HSA MasterCard® Debit Card (PDF)

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | Cautionary Statement Regarding Forward-Looking Information | Additional Information for Shareholders

Harris® is a trade name used by Harris N.A. and its affiliates. Member FDIC.

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharris_welcome/mailings-personal.html[04/29/2011 7:32:46 AM]

Mailings to Small Business Banking Customers | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Personal Banking Small Business Banking Commercial Banking Contact Harris Mailings to Small Business Banking Customers A list of contacts to help you find what you’re looking for. Mailing Date Description April 29, 2011 Letter: Merger Announcement to Small Business Banking Customers of Harris (PDF) Online Security April 29, 2011 Letter: Merger Announcement to Commercial Banking Account Customers of Harris N.A. (PDF) We’re committed to protecting information about you. April 29, 2011 Brochure: Your Banking Relationship with Harris for Small Business Banking Customers of Harris (PDF) April 29, 2011 Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts — Harris N.A. April 03, 2011 (PDF) April 29, 2011 Insert: Important Notice and Change in Terms to the Cash Management Services Master Agreement and the Global Treasury Management Services Master Agreement — Harris N.A. April 03, 2011 (PDF) April 29, 2011 Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts — Harris N.A. Sept 18, 2010 (PDF) April 29, 2011 Insert: Important Notice and Change in Terms to the Cash Management Services Master Agreement and the Global Treasury Management Services Master Agreement — Harris N.A. Sept 18, 2010 (PDF) Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Mailings to Commercial Banking Customers | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Personal Banking Small Business Banking Commercial Banking Contact Harris Mailings to Commercial Banking Customers A list of contacts to help you find what you’re looking for. Mailing Date Description Commercial Deposit Accounts Online Security April 29, 2011 Letter: Merger Announcement to Commercial Deposit Account Customers of Harris N.A. (PDF) We’re committed to protecting April 29, 2011 Insert: Important Notice and Change in Terms to the Commercial Account Agreements and Global Treasury information about you. Management Services Master Agreement Commercial Banking Accounts — The Harris Bank N.A. April 29, 2011 Letter: Merger Announcement to Commercial Banking Account Customers of The Harris Bank N.A. (PDF) April 29, 2011 Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts — The Harris Bank N.A. April 03, 2011 (PDF) April 29, 2011 Insert: Important Notice and Change in Terms to the Cash Management Services Master Agreement and the Global Treasury Management Services Master Agreement — Harris N.A. (PDF) Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Change in Terms | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Change in Terms Contact Harris At the effective time of the merger, certain changes to the deposit and other agreements that you have with Harris will be A list of contacts to help you find effective. Copies of the Changes in Terms are available here: what you’re looking for. Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts — Harris N.A. April 03, 2011 (PDF) Online Security Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts — Harris N.A. Sept 18, 2010 (PDF) We’re committed to protecting Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts — The Harris Bank information about you. N.A. April 03, 2011 (PDF) Important Notice and Change in Terms to the Master Agreement for Harris Health Savings Account and Harris HSA MasterCard®Debit Card (PDF) Important Notice and Change in Terms to the Commercial Account Agreements and Global Treasury Management Services Master Agreement — Harris N.A. April 03, 2011 (PDF) Important Notice and Change in Terms to the Cash Management Services Master Agreement and the Global Treasury Management Services Master Agreement — Harris N.A. April 03, 2011 (PDF) Important Notice and Change in Terms to the Cash Management Services Master Agreement and the Global Treasury Management Services Master Agreement — Harris N.A. Sept 18, 2010 (PDF) Important Notice and Change in Terms to the Cash Management Services Master Agreement and the Global Treasury Management Services Master Agreement — Harris N.A. (PDF) Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

FDIC Deposit Insurance | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC FDIC Deposit Insurance Contact Harris If you have a deposit account with M&I Marshall and Ilsley Bank, M&I Bank FSB (together, “M&I Banks”) or The Harris Bank A list of contacts to help you find N.A. (“THBNA”), you will receive a letter from M&I Banks or THBNA, respectively, that explains important information about the what you’re looking for. separate FDIC deposit insurance that will be provided on those deposit accounts for at least a six-month period of time after the merger of M&I Banks and THBNA into Harris N.A. Read more about FDIC insurance online at www.FDIC.gov/deposit/deposits or call the FDIC at 1-877-ASK-FDIC (1-877-275-3342). Online Security We’re committed to protecting information about you. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Harris — Legal close Website Terms of Use Please read these terms, conditions, and disclaimers carefully. By accessing this Website, (including, without limitation, websites of Harris N.A. and its affiliates, which collectively are referred to in this document as “Harris,” with all such websites collectively being referred to in this document as “this Website”), you agree to be bound by these Website Terms of Use. Harris may add to, delete or otherwise change these Website Terms of Use, from time to time without notice by posting the most recent version on this Website. Please access and review these Website Terms of Use regularly. If you find any of the terms or conditions of these Website Terms of Use unacceptable to you at any time, please discontinue your use of this Website. By continuing to access this Website after the date of any additions, deletions or other changes to these Website Terms of Use, you agree to be bound by the new or changed Website Terms of Use. Certain sections or pages on this Website may contain separate terms and conditions, which are in addition to the Website Terms of Use. In the event of a conflict, the additional terms and conditions will govern for those sections or pages. These Website Terms of Use are in addition to those that apply to any accounts or services you may have with Harris. Use of the Website You agree that you will not engage in any activities related to this Website that are contrary to applicable law, regulations or the terms of any agreements you may have with Harris N.A. or any of its affiliates, vendors, or other third parties in connection with your use of this Website. You further agree to establish commercially reasonable security procedures and controls to protect any of your confidential information. Further, you agree not to misuse this Website or its contents. This Website is intended for persons who are thirteen years old or older. If you are under 13, do not use this Website. If you determine that you need accommodations in order to use this Website, please contact, our customer service staff by sending an e-mail to the e-mail address, or calling the telephone number, located at “Contact me” on this Website, or call your local Harris branch. Use of Information Included on this Website The information provided on this Website, including, without limitation, financial market data, quotes, charts, calculators, news, product offers, rates, terms and other information accessible on or through this Website is intended for informational purposes only. Said information is believed to be reliable, but is not warranted to be accurate, timely or complete, nor is such information intended to constitute financial, accounting, legal or tax advice. Many factors unknown to us may affect the applicability of any statement or comment that we make on our Website to your particular circumstances. You should consult directly with your tax or legal advisor or other financial provider before acting on any information on this Website. Disclaimer of Warranty and Limitation of Liability HARRIS AND ITS AFFILIATES DO NOT WARRANT THE ACCURACY, COMPLETENESS, QUALITY, ADEQUACY OR CONTENT OF ANY INFORMATION OR TOOL ON THIS WEBSITE NOR DOES IT MAKE ANY WARRANTY AS TO THE RESULTS THAT MAY BE OBTAINED FROM THE USE OF THIS WEBSITE. SUCH INFORMATION OR TOOL IS PROVIDED “AS IS” WITHOUT WARRANTY OR CONDITION OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, THE IMPLIED CONDITIONS AND WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. SOME JURISDICTIONS DO NOT ALLOW THE EXCLUSION OF IMPLIED WARRANTIES, SO THE ABOVE MAY NOT APPLY TO YOU. HARRIS AND ITS AFFILIATES WILL NOT BE RESPONSIBLE OR LIABLE FOR ANY DIRECT, INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR ANY OTHER DAMAGES WHATSOEVER, INCLUDING, WITHOUT LIMITATION, LOST REVENUES, LOST PROFITS OR PROSPECTIVE ECONOMIC ADVANTAGE, RESULTING FROM ANY USE OR MISUSE OF THIS WEBSITE, OR RELIANCE ON THE INFORMATION, DOCUMENTS, SOFTWARE OR CONTENT THEREOF, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR SUCH ARE REASONABLY FORSEEABLE. Security Do not communicate confidential information to us over the Internet, or request that we communicate confidential information to you over the Internet. If you choose to communicate confidential information to us over the Internet or request that we communicate information to you over the Internet, Harris and its affiliates will not be responsible for any losses or damages you may incur as the result of such communication. Please see our Security link for more information. https://www4.harrisbank.com/PopUP+Content/Global+Popups/General+Harris/Legal[04/29/2011 7:36:01 AM]

Harris — Legal Submissions All information submitted to Harris via this Website shall be deemed and remain the property of Harris and Harris shall be free to use, for any purpose, any idea, concepts, know-how or techniques contained in information a visitor to this Website provides to Harris through this Website. Harris shall not be subject to any obligations of confidentiality regarding submitted information except as agreed by Harris executing a confidentiality agreement or as otherwise required by law. Available Only Where Permitted by Law The products and services described in pages of this Website are only offered in jurisdictions where they may be legally offered for sale. This Website is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. Hyperlinks are Not Endorsements Links to other websites or references to other products, services or publications do not imply the endorsement or approval of such websites, products, services or publications by Harris or its affiliates. Third party websites reached through links from this Website may also have privacy and security policies different from Harris and its affiliates, and may provide less security. We are not responsible for the collection, use, or security of information by companies outside of Harris N.A. or its affiliates that may be linked to on this Website. If you choose to access any software available through links from this Website, you should take reasonable and appropriate precautions to scan for computer viruses and ensure compatibility of the software with your specific computer system. You should also ensure that you have a complete and current backup of the information contained on your computer system prior to installing such software. Please review the privacy and security policies of websites reached through links from this Website. Trademarks Belonging to Harris or Other Entities HARRIS is a trade name and service mark owned and registered by Harris. The mark HARRIS and certain other marks, names, graphics, logos, icons, designs, words, titles or phrases appearing in this Website constitute proprietary trade names, trade dress, trademarks or service marks (collectively referred to herein as “Marks”) of Harris or of other entities. The display of Marks on pages at this Website does not imply that a license of any kind has been granted. Harris’ Marks may not be used or otherwise exploited without the express written consent of Harris, and use of Marks owned by other entities might violate the proprietary rights of such entities. Copyright Notices Copyright 1996, 1997, 1998, 1999, 2000, 2001, 2004, 2010 Harris N.A. All Rights Reserved. Any unauthorized downloading, re-transmission, display, distribution or other copying, or modification of any copyrightable matter in the above and/or the contents of this Website herein is strictly prohibited, and could subject those engaging in such activities to legal action. All information at this Website is protected under the copyright laws of the United States and other countries. In addition, certain information may have been copyrighted by others. Unless otherwise specified, no one has permission to copy, redistribute, reproduce or republish in any form, any information found at this Website. Inquiries about permission should be directed to: Harris N.A. Marketing Department 111 West Monroe, 21 W Chicago, IL 60603 Patents Harris is licensed by DTC under U.S. Patent Nos. 5,910,988 and 6,032,137. Harris holds a license to practice U.S. Patent Nos. 6,405,181; 6,567,791; 7,143,063; 6,795,812; and 6,324,524. As of 11.19.2010 Brokerage products offered through Harris Investor Services, Inc. registered broker/dealer, member FINRA/SIPC, SEC-registered investment adviser. Insurance and annuities offered through Harris Bancorp Insurance Services, Inc. Harris Investor Service s Inc. and Harris Bancorp Insurance Services, Inc. are affiliates of Harris N.A. and its banking subsidiaries. Products offered are: NOT A DEPOSIT — NOT INSURED BY THE FDIC OR ANY OTHER FEDERAL GOVERNMENT AGENCY — NOT GUARANTEED BY ANY BANK — MAY LOSE VALUE. https://www4.harrisbank.com/PopUP+Content/Global+Popups/General+Harris/Legal[04/29/2011 7:36:01 AM]

Cautionary Statement Regarding Forward-Looking Information | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Cautionary Statement Regarding Forward-Looking Information Contact Harris Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation A list of contacts to help you find Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities what you’re looking for. legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. Online Security By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and We’re committed to protecting uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the information about you. assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to tim e, by the organization or on its behalf, except as required by law. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites. https://www4.harrisbank.com/vgn/bmoharris_welcome/cautionary-statement.html[04/29/2011 7:36:35 AM]

Information for Shareholders and Investors | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Print this page Welcome About the Merger About BMO About M&I Q&A Customer Mailings Change in Terms FDIC Information for Shareholders and Investors Contact Harris In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a A list of contacts to help you find Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents what you’re looking for. concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). Online Security You can also obtain these documents, free of charge, from BMO.com’s “Frequently Accessed Documents”, from BMO Investor We’re committed to protecting Relations at investor.relations@bmo.com or (416) 867-6642, from MICorp.com’s “SEC Filings”, or from M&I at (414) 765-7814. information about you. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris®is a trade name used by Harris N.A. and its affiliates. Member FDIC. Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites. https://www4.harrisbank.com/vgn/bmoharris_welcome/investors.html[04/29/2011 7:37:06 AM]

Information for Clients of Harris Investor Services | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Information for Wealth Management Clients Print this page Welcome About the Merger About BMO About M&I Q&A Client Mailings Change in Terms Contact Harris A list of contacts to help you find what you’re looking for. Q&A Online Security Client Will my fees or service Mailings charges change? We’re committed to protecting information about you. Q&A Have a question? We’ve put together some Q&As to Client Mailings help you find the answers you’re looking for. Q&A for Harris Investor Services Clients Q&A for Harris Private Bank Clients For clients of Harris myCFO, Harris SBSB, Stoker Ostler and Harris Bancorp Insurance Services Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence — SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT — NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY — NOT GUARANTEED BY ANY BANK — MAY LOSE VALUE. Member FINRA / SIPC Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Community | Harris-M&I merger information

HARRIS.

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

An Ongoing Commitment to Our Communities

Harris, M&I and BMO Financial Group all share a long tradition of support for the communities we serve – through economic development programs, financial contributions and the significant time and efforts volunteered by our staff. We will remain committed to the community, and through our involvement and investment we'll continue to make our communities a better place. Click on the links below to learn more.

Harris in the Community

BMO Corporate Responsibility

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/community.html[04/29/2011 7:42:47 AM]

Information for Shareholders and Investors | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | **Investors** | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

Information for Shareholders and Investors

In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO.com's "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from MICorp.com's "SEC Filings", or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO's 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.

Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/investors.html[04/29/2011 7:43:12 AM]

Contact Harris | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

Contact Harris

If you have questions regarding the pending acquisition, contact your Wealth Management Professional or stop by your local office.

For email inquiries, please send your message to marketing.integration@harrisbank.com.

Harris Private Bank

Contact your Harris Private Bank Professional

For information on Private Bank Services:
Call 1 (888) 340-2265 Mon - Fri 7:00 a.m. – 10:00 p.m. (CT); Sat - Sun 8:00 a.m. – 5:00 p.m. (CT).

Harris Investor Services

Contact your Harris Investor Services Financial Professional.

Or contact Harris Investor Services at **1 (877) 225-3863**
Mon - Fri (excluding holidays) from 8:00 a.m. to 5:00 p.m. (CT).

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/contact.html[04/29/2011 7:43:45 AM]

Online Security – Preventing Fraud Together | Harris-M&I merger information

HARRIS

BMO | A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

Preventing Fraud Together

Protecting your information is a commitment we take very seriously and it is something we all need to be especially vigilant about during this time of transition.

When it comes to communicating sensitive information to you, **it is business as usual**. That means that neither Harris nor BMO will solicit confidential information from you via e-mail, text message or phone. If you receive a request of this nature that appears to be from Harris or BMO, please notify us immediately by e-mailing harris.phish@harrisbank.com

Visit our online security center to learn more.

To help prevent fraud we are providing you with a complete online listing of all our recent mailings to clients regarding the transition. If you receive a mailing that seems to be from Harris or BMO and you want to confirm that it is valid, check these lists at the links below. If you don't find it here, notify us immediately by phone at 1-888-340-2265. We will update the lists as new mailings are sent.

- Mailings to Harris Investor Services Clients
- Mailings to Harris Private Banking Clients

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/security.html[04/29/2011 7:44:10 AM]

About the Merger | Harris-M&I merger information

HARRIS.
BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

Harris and M&I are Planning to Come Together

On December 17, 2010, BMO Financial Group[1], the parent company of Harris Financial Corp., (Harris) announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I).

We expect the closing to be completed on or before July 31, 2011. At that time, we will post a notice on harrisbank.com, place a sign in our branches or publish a notice in newspapers to let you know of the change.

The combined bank will have operations headquartered in the Midwest, providing significant benefits for the customers, communities and businesses we serve. The new legal name of the bank will be **BMO Harris Bank National Association**[2]. Following the merger, you will begin to see the name BMO Harris Bank N.A. on your Harris correspondence and statements.

In the coming months, it's business as usual. You will continue to interact with Harris as you do today – through your current advisors, at our ATMs, online where applicable and by telephone. You will continue to use the same accounts and have access to the same services you do today.

What You Can Expect When We Combine

A smooth transition: Expect the best possible client experience, as always. We'll keep you informed of any changes along the way, including new services and benefits.

If you have bank accounts with Harris, you will soon have **convenient access to an expanded network of over 1,380 ATMs**. You'll be able to withdraw cash and check your balances at M&I ATMs without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee. You'll find M&I ATMs in Florida, Arizona, Indiana, Kansas, Minnesota, Missouri, Nevada, Illinois and throughout Wisconsin.

The best of both organizations: We will provide the best of Harris, M&I and BMO Financial Group – from expert wealth management, to business and commercial banking, to the best online services and more. Together, we have a true commitment to serve your financial needs better than anyone else.

1. Bank of Montreal and its affiliates are known as BMO Financial Group.
2. At the time Bank of Montreal acquires Marshall & Ilsley Corporation, certain bank mergers are expected to occur. M&I Marshall & Ilsley Bank, M&I Bank N.A. (successor to M&I Bank FSB), and The Harris Bank N.A. plan to merge into Harris N.A. At the time of these mergers, Harris National Association will change its name to BMO Harris Bank National Association.

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/about-merger.html[04/29/2011 7:44:30 AM]

About BMO Financial Group | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Learn more about BMO Financial Group in the About Us section of bmo.com.

BMO Financial Group

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/about-bmo.html[04/29/2011 7:44:53 AM]

About M&I | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

About M&I

Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based bank, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities, and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.

Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/about-mi.html[04/29/2011 7:45:10 AM]

Q&A for Harris Investor Services Clients | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Information for Wealth Management Clients Print this page Welcome About the Merger About BMO About M&I Q&A Client Mailings Change in Terms Harris Investor Services Harris Private Bank Contact Harris Q&A for Harris Investor Services Clients A list of contacts to help you find what you’re looking for. We know you have questions. You’ll find many of the answers here. If you need additional information, contact us. Q: Will my financial advisor or other contacts change? Online Security A: No. Please continue to visit our locations and work with our professionals as you do today. We’re committed to protecting Q: What is changing? Who is BMO Harris Bank N.A.? information about you. A: On Friday, December 17, 2010 BMO Financial Group* announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval. Q: When will these changes take place? A: After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers. After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: Who is BMO Financial Group? A:Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets. You can find additional information about BMO on bmo.com. Q: Who is M&I Marshall & Ilsley Corporation? A: Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs. Q: Why did you send me this letter? A: Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.’s name to BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-investor-services.html[04/29/2011 7:45:37 AM]

Q&A for Harris Investor Services Clients | Harris-M&I merger information Private Bank trust and investment clients will also receive a notice of the merger and name change. Q: I received more than one letter. Why? A :We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and M&I, you will receive a mailing from both banks. Q: What does this mean for me today? A: You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today. Q: What do I need to do? A: You do not need to do anything at this point. It is business-as-usual. Q: When will I begin to see the new BMO Harris Bank brand name and new logo? A: After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: What does this mean for the bank’s community support? A: Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place. Q: Who can I contact with questions? A: You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at: Harris Call Centre: 1-888-340-2265 General Banking Q: Can I continue to bank at the same branches and ATMs? A: Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online. Q: As a Harris customer, can I use M&I ATMs? A: You should continue to bank where and how you do today — in your local branch, over the telephone and online. After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin. Q: Can I continue to bank at the same location and with the same banker/relationship manager? A: Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently. Q: Will my bank account number(s) stay the same? A: Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance. Q: Will the Routing Number stay the same? A: Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts. Q: Can I continue to use my checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker. Q: Will my direct deposits and automatic payments continue? A: Yes. Your account and specific direct deposits and automatic payments will be processed as they are today. If and when changes are made, we will communicate that to you in advance. Q: Will my fees or service charges change? A: It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made that affect fees or service charges, we will communicate that to you in advance. https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-investor-services.html[04/29/2011 7:45:37 AM]

Q&A for Harris Investor Services Clients | Harris-M&I merger information Q: When will the integration of operations and systems occur? A: Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless transition for you. Q: What new services will the combined bank offer me/my company? A: As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive geographic footprint and the full breadth of services spanning from east to west. Online Banking Q: How will my online products and services be impacted? Will my day-to-day activities be interrupted? A: Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice. Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com. Q: Will my online products and services look and operate the same? A: Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated. Safe Deposit Boxes Q: Will my safe deposit box be changing? A: No. At this time, there will be no changes to safe deposit boxes other than as previously announced. FDIC Insurance Q: What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage? A: When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary. Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information. Commercial Banking &Treasury Management Services Q: What changes are happening for my Commercial accounts? A: Harris is sending a letter regarding the M&I acquisition to our Commercial deposit account customers which includes an Important Notice and Change in Terms (CIT) to their deposit and cash management agreements and notice of the change of Harris N.A.’s name to BMO Harris Bank N.A., all of which will be effective immediately after the merger. Q: Is anything changing about my account numbers, products or fees? A: Account numbers, products and fees will not change when th e transaction closes. If and when changes are made that affect your account numbers, products, or fees, we will communicate that to you in advance. Loans/Line of Credit/Mortgages Q: Will there be any changes to my loan or line of credit? A: No. The same terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments. Q: Will mortgage statements change? https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-investor-services.html[04/29/2011 7:45:37 AM]

Q&A for Harris Investor Services Clients | Harris-M&I merger information A: Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan payments. Q: May I continue to use my line of credit advance checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker. Q: May I continue to use my loan coupon book? A: Yes, existing loan coupons may be used and there is no change to the mailing address or account number. Credit Cards, Debit Cards and Payroll Cards Q: Can I continue to use my existing credit cards, debit cards and payroll cards? A: Yes. Please continue to use your credit cards, debit cards(s) and payroll cards as before. Q: What happens to my Harris Everyday Benefits points? A: There will be no changes to your points at this time. Q:Will I receive a new Corporate Credit Card? A: No. You can continue to use your current Corporate Credit Card. *Bank of Montreal and its affiliates are known as BMO Financial Group. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforese en events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Additional Information for Shareholders In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-investor-services.html[04/29/2011 7:45:37 AM]

Q&A for Harris Investor Services Clients | Harris-M&I merger information information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence — SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT — NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY — NOT GUARANTEED BY ANY BANK — MAY LOSE VALUE. Member FINRA / SIPC Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

Q&A for Harris Private Bank Clients | Harris-M&I merger information

HARRIS
BMO A part of BMO Financial Group

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Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

▶ Harris Investor Services | ▼ Harris Private Bank

Q&A for Harris Private Bank Clients

We know you have questions. You'll find many of the answers here.
If you need additional information, contact us.

Q: Will my private banker or other contacts change?
A: No. Please continue to visit our locations and work with our wealth professionals as you do today.

Q: What is changing? Who is BMO Harris Bank N.A.?
A: On Friday, December 17, 2010 BMO Financial Group* announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval.

Q: When will these changes take place?
A: After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.

After the transaction closes, you will continue to see our existing brand names and logos – Harris and M&I – until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.

Q: Who is BMO Financial Group?
A: Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.

BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.

BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
You can find additional information about BMO on bmo.com.

Q: Who is M&I Marshall & Ilsley Corporation?
A: Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.

Q: Why did you send me this letter?
A: Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.'s name to BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris

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https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-private-bank.html[04/29/2011 7:46:04 AM]

Q&A for Harris Private Bank Clients | Harris-M&I merger information Private Bank trust and investment clients will also receive a notice of the merger and name change. Q: I received more than one letter. Why? A :We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and M&I, you will receive a mailing from both banks. Q: What does this mean for me today? A: You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today. Q: What do I need to do? A: You do not need to do anything at this point. It is business-as-usual. Q: When will I begin to see the new BMO Harris Bank brand name and new logo? A: After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors. Q: What does this mean for the bank’s community support? A: Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place. Q: Who can I contact with questions? A: You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at: Harris Call Centre: 1-888-340-2265 General Banking Q: Can I continue to bank at the same branches and ATMs? A: Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online. Q: As a Harris customer, can I use M&I ATMs? A: You should continue to bank where and how you do today — in your local branch, over the telephone and online. After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin. Q: Can I continue to bank at the same location and with the same banker/relationship manager? A: Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently. Q: Will my bank account number(s) stay the same? A: Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance. Q: Will the Routing Number stay the same? A: Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts. Q: Can I continue to use my checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker. Q: Will my direct deposits and automatic payments continue? A: Yes. Your account and specific direct deposits and automatic payments will be processed as they are today. If and when changes are made, we will communicate that to you in advance. Q: Will my fees or service charges change? A: It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made that affect fees or service charges, we will communicate that to you in advance. https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-private-bank.html[04/29/2011 7:46:04 AM]

Q&A for Harris Private Bank Clients | Harris-M&I merger information Q: When will the integration of operations and systems occur? A: Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless transition for you. Q: What new services will the combined bank offer me/my company? A: As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive geographic footprint and the full breadth of services spanning from east to west. Online Banking Q: How will my online products and services be impacted? Will my day-to-day activities be interrupted? A: Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice. Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com. Q: Will my online products and services look and operate the same? A: Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated. Safe Deposit Boxes Q: Will my safe deposit box be changing? A: No. At this time, there will be no changes to safe deposit boxes other than as previously announced. FDIC Insurance Q: What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage? A: When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary. Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information. Commercial Banking &Treasury Management Services Q: What changes are happening for my Commercial accounts? A: Harris is sending a letter regarding the M&I acquisition to our Commercial deposit account customers which includes an Important Notice and Change in Terms (CIT) to their deposit and cash management agreements and notice of the change of Harris N.A.’s name to BMO Harris Bank N.A., all of which will be effective immediately after the merger. Q: Is anything changing about my account numbers, products or fees? A: Account numbers, products and fees will not change when the tra nsaction closes. If and when changes are made that affect your account numbers, products, or fees, we will communicate that to you in advance. Loans/Line of Credit/Mortgages Q: Will there be any changes to my loan or line of credit? A: No. The same terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments. Q: Will mortgage statements change? https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-private-bank.html[04/29/2011 7:46:04 AM]

Q&A for Harris Private Bank Clients | Harris-M&I merger information A: Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan payments. Q: May I continue to use my line of credit advance checks? A: Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker. Q: May I continue to use my loan coupon book? A: Yes, existing loan coupons may be used and there is no change to the mailing address or account number. Credit Cards, Debit Cards and Payroll Cards Q: Can I continue to use my existing credit cards, debit cards and payroll cards? A: Yes. Please continue to use your credit cards, debit cards(s) and payroll cards as before. Q: What happens to my Harris Everyday Benefits points? A: There will be no changes to your points at this time. Q:Will I receive a new Corporate Credit Card? A: No. You can continue to use your current Corporate Credit Card. *Bank of Montreal and its affiliates are known as BMO Financial Group. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen ev ents affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Additional Information for Shareholders In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-private-bank.html[04/29/2011 7:46:04 AM]

Q&A for Harris Private Bank Clients | Harris-M&I merger information information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence — SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT — NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY — NOT GUARANTEED BY ANY BANK — MAY LOSE VALUE. Member FINRA / SIPC Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites. https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/qa-private-bank.html[04/29/2011 7:46:04 AM]

Mailings to Harris Investor Services Clients | Harris-M&I merger information

HARRIS

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

▼Harris Investor Services | ▶Harris Private Bank

Mailings to Harris Investor Services Clients

Mailing Date	Description
April 29, 2011	Letter: Merger Announcement to Harris Investor Services Clients (PDF)

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/mailings-investor-services.html[04/29/2011 7:46:39 AM]

Mailings to Harris Private Bank Clients | Harris-M&I merger information

HARRIS.

BMO A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

Print this page

Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

▸ Harris Investor Services | ▾ Harris Private Bank

Mailings to Harris Private Bank Clients

Mailing Date	Description

Private Banking Deposit Accounts – Harris N.A.

April 29, 2011	Letter: Merger Announcement to Harris Private Bank Clients of Harris N.A. (PDF)
April 29, 2011	Brochure: Your Ongoing Relationship with Harris for Harris Private Bank Clients of Harris N.A. (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts Accounts – Harris N.A. April 03, 2011 (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – Harris N.A. Sept 18, 2010 (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – The Harris Bank N.A. April 03, 2011 (PDF)

Private Banking Deposit Accounts – The Harris Bank N.A.

April 29, 2011	Letter: Merger Announcement to Harris Private Bank Clients of The Harris Bank N.A. (PDF)
April 29, 2011	Brochure: Your Ongoing Relationship with Harris for Harris Private Bank Clients of The Harris Bank N.A. (PDF)
April 29, 2011	Insert: Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts April 03, 2011 (PDF)

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | Cautionary Statement Regarding Forward-Looking Information | Additional Information for Shareholders

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/mailings-private-bank.html[04/29/2011 7:47:45 AM]

Change in Terms | Harris-M&I merger information

HARRIS

BMO | A part of BMO Financial Group

Community | Investors | Media | Harris Locator | harrisbank.com

Information for Wealth Management Clients

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

Change in Terms

At completion of the transaction, certain terms in the banking agreements we have with you will change. Copies of the Change in Terms are available here:

Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – Harris N.A. April 03, 2011 (PDF)

Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – Harris N.A. Sept 18, 2010 (PDF)

Important Notice and Change in Terms to the Harris Handbook for Personal and Business Deposit Accounts – The Harris Bank N.A. April 03, 2011 (PDF)

Contact Harris

A list of contacts to help you find what you're looking for.

Online Security

We're committed to protecting information about you.

Legal | **Cautionary Statement Regarding Forward-Looking Information** | **Additional Information for Shareholders**

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/change-in-terms.html[04/29/2011 7:48:08 AM]

Harris — Legal close Website Terms of Use Please read these terms, conditions, and disclaimers carefully. By accessing this Website, (including, without limitation, websites of Harris N.A. and its affiliates, which collectively are referred to in this document as “Harris,” with all such websites collectively being referred to in this document as “this Website”), you agree to be bound by these Website Terms of Use. Harris may add to, delete or otherwise change these Website Terms of Use, from time to time without notice by posting the most recent version on this Website. Please access and review these Website Terms of Use regularly. If you find any of the terms or conditions of these Website Terms of Use unacceptable to you at any time, please discontinue your use of this Website. By continuing to access this Website after the date of any additions, deletions or other changes to these Website Terms of Use, you agree to be bound by the new or changed Website Terms of Use. Certain sections or pages on this Website may contain separate terms and conditions, which are in addition to the Website Terms of Use. In the event of a conflict, the additional terms and conditions will govern for those sections or pages. These Website Terms of Use are in addition to those that apply to any accounts or services you may have with Harris. Use of the Website You agree that you will not engage in any activities related to this Website that are contrary to applicable law, regulations or the terms of any agreements you may have with Harris N.A. or any of its affiliates, vendors, or other third parties in connection with your use of this Website. You further agree to establish commercially reasonable security procedures and controls to protect any of your confidential information. Further, you agree not to misuse this Website or its contents. This Website is intended for persons who are thirteen years old or older. If you are under 13, do not use this Website. If you determine that you need accommodations in order to use this Website, please contact, our customer service staff by sending an e-mail to the e-mail address, or calling the telephone number, located at “Contact me” on this Website, or call your local Harris branch. Use of Information Included on this Website The information provided on this Website, including, without limitation, financial market data, quotes, charts, calculators, news, product offers, rates, terms and other information accessible on or through this Website is intended for informational purposes only. Said information is believed to be reliable, but is not warranted to be accurate, timely or complete, nor is such information intended to constitute financial, accounting, legal or tax advice. Many factors unknown to us may affect the applicability of any statement or comment that we make on our Website to your particular circumstances. You should consult directly with your tax or legal advisor or other financial provider before acting on any information on this Website. Disclaimer of Warranty and Limitation of Liability HARRIS AND ITS AFFILIATES DO NOT WARRANT THE ACCURACY, COMPLETENESS, QUALITY, ADEQUACY OR CONTENT OF ANY INFORMATION OR TOOL ON THIS WEBSITE NOR DOES IT MAKE ANY WARRANTY AS TO THE RESULTS THAT MAY BE OBTAINED FROM THE USE OF THIS WEBSITE. SUCH INFORMATION OR TOOL IS PROVIDED “AS IS” WITHOUT WARRANTY OR CONDITION OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, THE IMPLIED CONDITIONS AND WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. SOME JURISDICTIONS DO NOT ALLOW THE EXCLUSION OF IMPLIED WARRANTIES, SO THE ABOVE MAY NOT APPLY TO YOU. HARRIS AND ITS AFFILIATES WILL NOT BE RESPONSIBLE OR LIABLE FOR ANY DIRECT, INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR ANY OTHER DAMAGES WHATSOEVER, INCLUDING, WITHOUT LIMITATION, LOST REVENUES, LOST PROFITS OR PROSPECTIVE ECONOMIC ADVANTAGE, RESULTING FROM ANY USE OR MISUSE OF THIS WEBSITE, OR RELIANCE ON THE INFORMATION, DOCUMENTS, SOFTWARE OR CONTENT THEREOF, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR SUCH ARE REASONABLY FORSEEABLE. Security Do not communicate confidential information to us over the Internet, or request that we communicate confidential information to you over the Internet. If you choose to communicate confidential information to us over the Internet or request that we communicate information to you over the Internet, Harris and its affiliates will not be responsible for any losses or damages you may incur as the result of such communication. Please see our Security link for more information. https://www4.harrisbank.com/PopUP+Content/Global+Popups/General+Harris/Legal[04/29/2011 7:48:32 AM]

Harris — Legal Submissions All information submitted to Harris via this Website shall be deemed and remain the property of Harris and Harris shall be free to use, for any purpose, any idea, concepts, know-how or techniques contained in information a visitor to this Website provides to Harris through this Website. Harris shall not be subject to any obligations of confidentiality regarding submitted information except as agreed by Harris executing a confidentiality agreement or as otherwise required by law. Available Only Where Permitted by Law The products and services described in pages of this Website are only offered in jurisdictions where they may be legally offered for sale. This Website is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. Hyperlinks are Not Endorsements Links to other websites or references to other products, services or publications do not imply the endorsement or approval of such websites, products, services or publications by Harris or its affiliates. Third party websites reached through links from this Website may also have privacy and security policies different from Harris and its affiliates, and may provide less security. We are not responsible for the collection, use, or security of information by companies outside of Harris N.A. or its affiliates that may be linked to on this Website. If you choose to access any software available through links from this Website, you should take reasonable and appropriate precautions to scan for computer viruses and ensure compatibility of the software with your specific computer system. You should also ensure that you have a complete and current backup of the information contained on your computer system prior to installing such software. Please review the privacy and security policies of websites reached through links from this Website. Trademarks Belonging to Harris or Other Entities HARRIS is a trade name and service mark owned and registered by Harris. The mark HARRIS and certain other marks, names, graphics, logos, icons, designs, words, titles or phrases appearing in this Website constitute proprietary trade names, trade dress, trademarks or service marks (collectively referred to herein as “Marks”) of Harris or of other entities. The display of Marks on pages at this Website does not imply that a license of any kind has been granted. Harris’ Marks may not be used or otherwise exploited without the express written consent of Harris, and use of Marks owned by other entities might violate the proprietary rights of such entities. Copyright Notices Copyright 1996, 1997, 1998, 1999, 2000, 2001, 2004, 2010 Harris N.A. All Rights Reserved. Any unauthorized downloading, re-transmission, display, distribution or other copying, or modification of any copyrightable matter in the above and/or the contents of this Website herein is strictly prohibited, and could subject those engaging in such activities to legal action. All information at this Website is protected under the copyright laws of the United States and other countries. In addition, certain information may have been copyrighted by others. Unless otherwise specified, no one has permission to copy, redistribute, reproduce or republish in any form, any information found at this Website. Inquiries about permission should be directed to: Harris N.A. Marketing Department 111 West Monroe, 21 W Chicago, IL 60603 Patents Harris is licensed by DTC under U.S. Patent Nos. 5,910,988 and 6,032,137. Harris holds a license to practice U.S. Patent Nos. 6,405,181; 6,567,791; 7,143,063; 6,795,812; and 6,324,524. As of 11.19.2010 Brokerage products offered through Harris Investor Services, Inc. registered broker/dealer, member FINRA/SIPC, SEC-registered investment adviser. Insurance and annuities offered through Harris Bancorp Insurance Services, Inc. Harris Investor Service s Inc. and Harris Bancorp Insurance Services, Inc. are affiliates of Harris N.A. and its banking subsidiaries. Products offered are: NOT A DEPOSIT — NOT INSURED BY THE FDIC OR ANY OTHER FEDERAL GOVERNMENT AGENCY — NOT GUARANTEED BY ANY BANK — MAY LOSE VALUE. https://www4.harrisbank.com/PopUP+Content/Global+Popups/General+Harris/Legal[04/29/2011 7:48:32 AM]

Cautionary Statement Regarding Forward-Looking Information | Harris-M&I merger information

HARRIS

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Welcome | About the Merger | About BMO | About M&I | Q&A | Client Mailings | Change in Terms

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the 'safe harbour' provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "will", "should", "may", "could" and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I's customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO's 2010 Annual Report. A significant amount of M&I's business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank's business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

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Legal | Cautionary Statement Regarding Forward-Looking Information | Additional Information for Shareholders

Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence – **SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE**

Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.
Member FINRA / SIPC

Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites.

https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/cautionary-statement.html[04/29/2011 7:48:58 AM]

Cautionary Statement Regarding Forward-Looking Information | Harris-M&I merger information https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/cautionary-statement.html[04/29/2011 7:48:58 AM]

Information for Shareholders and Investors | Harris-M&I merger information Community Investors Media Harris Locator harrisbank.com Information for Wealth Management Clients Print this page Welcome About the Merger About BMO About M&I Q&A Client Mailings Change in Terms Information for Shareholders and Investors Contact Harris In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a A list of contacts to help you find Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents what you’re looking for. concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). Online Security You can also obtain these documents, free of charge, from BMO.com’s “Frequently Accessed Documents”, from BMO Investor We’re committed to protecting Relations at investor.relations@bmo.com or (416) 867-6642, from MICorp.com’s “SEC Filings”, or from M&I at (414) 765-7814. information about you. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph. Legal Cautionary Statement Regarding Forward-Looking Information Additional Information for Shareholders Harris Private Bank is a trade name used by various subsidiary financial service providers of Harris Financial Corp. Services offered by Harris Private Bank are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Member FDIC. Not all products and services are available in every state and/or location. Not all investments backed by U.S. Government and overall an investor may lose money, including principal. You should consult with a Harris Private Bank representative regarding this and other matters related to the strategy. Hence — SOME INVESTMENTS USED IN THE STRATEGY ARE NOT FDIC INSURED—MAY LOSE VALUE—CARRY NO BANK GUARANTEE Harris® is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products are provided by Harris N.A., The Harris Bank N.A. and their bank affiliates. Securities, investment advisory services and insurance products are offered through Harris Investor Services, Inc. Member FINRA/SIPC. SEC-registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services Inc., and Harris Investor Services, Inc. Harris Bancorp Insurance Services, Inc., Harris Investor Services, Inc., and Harris N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT — NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY — NOT GUARANTEED BY ANY BANK — MAY LOSE VALUE. Member FINRA / SIPC Third party web sites may have privacy and security policies different from Harris. Links to other web sites do not imply the endorsement or approval of such web sites. Please review the privacy and security policies of web sites reached through links from Harris web sites. https://www4.harrisbank.com/vgn/bmoharriswealth_welcome/investors.html[04/29/2011 7:49:26 AM]

Combining the best of both banks
@Work caught up with Cecily Mistarz, Integration Management Office Director, in Chicago, to talk about the Harris and Marshall & Ilsley integration.
What is the status of the integration work?
We recently achieved significant milestones with the announcement of a new bank name, leaders, and business model that will unify us, post-close, as one North American company — 45,000 strong. There is great energy around combining the best of both banks in a way that positions BMO Harris Bank to realize the transformational opportunities of this acquisition for customers and employees.
What’s next?
Regulatory approvals and getting BMO Harris Bank to market. Integration teams are drilling down to the complex future-state blueprint work. That means defining organizational alignment across all lines of business to get us to market and, post-close, implementing our plans for customer and employee experience. We are committed to a transition experience for all employees that is engaging, respectful and provides for uninterrupted productivity for customers. To stay true to the BMO culture, customers must remain at the center of everything we do, at every stage of integration and conversion.
How is the IMO driving employee engagement?
We can’t succeed without it. We are working through the Employee Experience group to ensure employees of BMO Harris Bank feel informed, connected, and committed to customers and their futures.
To make that happen, the group has begun Pulse Survey Work, conducting one-on-one interviews with leaders at Harris and M&I. They also are convening discussion sessions with customer-facing and corporate support employees from a cross-section of businesses. This survey work will continue post-close and throughout the conversion phase, to ensure a direct line of communication from the field.
It is our goal that employees have the information and the tools and training they need to deliver a great customer experience.
What happens on day one?
We will be BMO Harris Bank. For customers it will be business-as-usual, at their branches, online and on the phone, as we work toward closing and begin the work of integrating the two banks. Following the close of the acquisition, our legal name will change on some documents and some of the signs posted at the branches. We are committed to delivering a seamless transition for our customers, which includes keeping them informed throughout the process.

For employees, we will be focused on keeping you informed and building the culture of one North American company, 45,000 strong, across our expanded U.S. footprint
How are we going to communicate with each other after day one?
We’ve worked very aggressively to make sure that the BMO Harris intranet site will be available to all BMO Harris Bank employees on day one. That will be the central location for all of us to access the same enterprise news, communication updates, HR information and integration updates. Our intranet site also houses our internal phone directories, which will contain contact information (phone, email, location) for all of us on day one.
What kind of communication can we expect next?
In the coming weeks, our M&I colleagues will receive more information on benefits, policies, and payroll. Additionally, we will be providing customers with advance notice of the Change in Terms (CIT) to their deposit agreements and the change of Harris N.A.’s name to BMO Harris Bank N.A. There are also materials available to addresses questions that you and your customers may have about customer communications and the acquisition in general. This information is posted to the Harris-M&I Transition site. This site will be updated on a regular basis as the transition progresses. Be sure to check there frequently for new updates.
******************
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional Information for Shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

General
What is changing? Who is BMO Harris Bank N.A.?
On Friday, December 17, 2010 BMO Financial Group* announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, M&I Marshall & Ilsley Bank, M&I Bank FSB, and The Harris Bank N.A. will be merged with and into Harris N.A. as the surviving bank. The name of Harris N.A. will change to BMO Harris Bank N.A. at that time. Harris N.A. is a subsidiary of BMO Financial Group. The transaction is subject to customary closing conditions, including regulatory approval and M&I shareholder approval.
When will these changes take place?
After the transaction closes, the bank will be headquartered in the Midwest, providing significant benefits for our customers and the communities that we serve. We anticipate the closing to be completed prior to July 31, 2011. We will let you know when the transaction has closed by posting a notice on our website, harrisbank.com, placing a sign in our branches, or publishing a notice in newspapers.
After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.
Who is BMO Financial Group?
Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking.
BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers.
BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
You can find additional information about BMO on bmo.com.
Who is M&I Marshall & Ilsley Corporation?
Founded in 1847, M&I (Marshall & Ilsley) is the largest Wisconsin-based banking organization, with 188 offices throughout the state, and a total of 182 more in Arizona, Florida, Illinois, Indiana, Kansas, Minnesota, Missouri and Nevada. The company is recognized for its commitment to its customers and communities and for its excellence in consumer and business banking, wealth management, and partnering with clients to meet their financial needs.
Why did you send me this letter?
Harris is sending a letter regarding the planned M&I acquisition to our Personal, Business and Commercial deposit account customers, Health Savings Account customers, and Harris Private Bank deposit account customers. The letter includes an Important Notice and Change in Terms (CIT) to their deposit agreements and notice of the change of Harris N.A.’s name to BMO Harris Bank N.A., all of which will be effective at the time of the merger. Harris Investor Services clients and Harris Private Bank trust and investment clients will also receive a notice of the merger and name change.

I received more than one letter. Why?
We tried to reduce the number of mailings sent to our customers as much as possible; however, we could not completely minimize them where customers have multiple product and service relationships. If you are a customer of both Harris and M&I, you will receive a mailing from both banks.
What does this mean for me today?
You can expect it to be business-as-usual in the coming months. Continue to bank with us as you do today — at your current branches and ATMs, online and by telephone. You can use the same account numbers, checks, bank cards and services you use today.
What do I need to do?
You do not need to do anything at this point. It is business-as-usual.
When will I begin to see the new BMO Harris Bank brand name and new logo?
After the transaction closes, you will continue to see our existing brand names and logos — Harris and M&I — until we have integrated operations and systems. You will, however, begin to see the BMO Harris Bank N.A. legal name on your statements, bank forms and correspondence, as well as on our branch doors.
What does this mean for the bank’s community support?
Harris, M&I and BMO Financial Group share a long tradition of support for the communities they serve through economic development programs, financial contributions and the significant time and efforts volunteered by staff. We remain committed to the community, and through our involvement and investment we’ll continue to make our communities a better place.
Who can I contact with questions?
You can continue to speak with your branch contacts, your relationship manager or visit our integration site at harrisbank.com/bmoharris. You can also contact us at:
•	Harris Call Centre: 1-888-340-2265
General Banking
Can I continue to bank at the same branches and ATMs?
Continue to bank just as you do today — at your current branches with the same friendly faces, ATMs, by telephone and online.
As a Harris customer, can I use M&I ATMs?
You should continue to bank where and how you do today — in your local branch, over the telephone and online.
After the transaction closes, in addition to Harris ATMs, you’ll be able to withdraw cash, make deposits (at ATMs that accept deposits), and check your balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at 480 ATMs with the M&I logo including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin.
Can I continue to bank at the same location and with the same banker/relationship manager?
Yes. Please continue to bank as you do today — in your current branch and with the banking professionals you work with currently.
Will my bank account number(s) stay the same?
Account numbers will not change at the closing of the acquisition. If and when changes are made that affect your account numbers, we will communicate that to you in advance.

Will the Routing Number stay the same?
Yes. At this time, the Routing Number we use, which appears on checks, will stay the same. When operations are combined, we will notify you in advance of any changes to your accounts.
Can I continue to use my checks?
Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., the new legal name. If your check supply is running low, please contact your banker.
Will my direct deposits and automatic payments continue?
Yes. Your account and specific direct deposits and automatic payments will be processed as they are today. If and when changes are made, we will communicate that to you in advance.
Will my fees or service charges change?
It is business-as-usual, which means no changes to fees and service charges, at this time. If and when changes are made that affect fees or service charges, we will communicate that to you in advance.
When will the integration of operations and systems occur?
Although we don’t have a specific date, we are committed to keeping you informed along the way. Our commitment is to deliver a seamless transition for you.
What new services will the combined bank offer me/my company?
As part of the BMO Financial Group, customers already have access to a remarkably broad range of expertise in financial services. After the combination of Harris and M&I into one organization, you will enjoy the benefit of a more expansive geographic footprint and the full breadth of services spanning from east to west.
Online Banking
How will my online products and services be impacted? Will my day-to-day activities be interrupted?
Please continue to use our online products and services as you do today. Your online credentials will remain the same and you can continue to access our systems as you do today. All scheduled activities, bill payments and scheduled transfers will continue as you have them scheduled today, until further notice.
Should there become a need to make changes to our online products and services; we will notify you in advance of any changes. Please note that we will NEVER solicit confidential information from you via e-mail or text message. Should you receive a request of this nature that appears to be from Harris, please notify us immediately by e-mailing harris.phish@harrisbank.com.
Will my online products and services look and operate the same?
Yes, our online products and services will look and operate the same after the transaction closes. The new legal name, BMO Harris Bank N.A., will appear on Harris’ websites once the acquisition closes. We will be introducing the new brand name and logo over the next year. In the meantime, you will continue to see the familiar Harris name on our online offerings until our systems are integrated.
Safe Deposit Boxes
Will my safe deposit box be changing?
No. At this time, there will be no changes to safe deposit boxes other than as previously announced.

FDIC Insurance
What happens to my insurance coverage if I have deposits at insured banks that merge? How do I verify my FDIC insurance coverage?
When two or more insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her account, if necessary.
Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period.
The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information.
Commercial Banking &Treasury Management Services
What changes are happening for my Commercial accounts?
Harris is sending a letter regarding the M&I acquisition to our Commercial deposit account customers which includes an Important Notice and Change in Terms (CIT) to their deposit and cash management agreements and notice of the change of Harris N.A.’s name to BMO Harris Bank N.A., all of which will be effective immediately after the merger.
Is anything changing about my account numbers, products or fees?
Account numbers, products and fees will not change when the transaction closes. If and when changes are made that affect your account numbers, products, or fees, we will communicate that to you in advance.
Loans/Line of Credit/Mortgages
Will there be any changes to my loan or line of credit?
No. The same terms and conditions as governed by the signed loan documents that apply to your credit facility today will remain through maturity, regardless of the merger. Continue to use your existing coupons to make your loan payments.
Will mortgage statements change?
Only the bank name will change on mortgage statements. Customers may continue to use the same payment address and account number for mortgage loan payments.
May I continue to use my line of credit advance checks?
Yes. Continue to use your existing supply of checks. If you re-order checks, the bank name will change to BMO Harris Bank N.A., which is the new legal name. If your check supply is running low, please contact your banker.
May I continue to use my loan coupon book?
Yes, existing loan coupons may be used and there is no change to the mailing address or account number.

Credit Cards, Debit Cards and Payroll Cards
Can I continue to use my existing credit cards, debit cards and payroll cards?
Yes. Please continue to use your credit cards, debit cards(s) and payroll cards as before.
What happens to my Harris Everyday Benefits points?
There will be no changes to your points at this time.
Will I receive a new Corporate Credit Card?
No. You can continue to use your current Corporate Credit Card.
Wealth
Will my private banker or other contacts change?
No. Please continue to visit our locations and work with our wealth professionals as you do today.
*Bank of Montreal and its affiliates are known as BMO Financial Group.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Additional Information for Shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.